UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

DICERNA PHARMACEUTICALS, INC.

(Name of Subject Company (Issuer))

NNUS NEW RESEARCH, INC.

an indirect wholly owned subsidiary of

NOVO NORDISK A/S

(Names of Filing Persons (Offeror))

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

253031108

(Cusip Number of Class of Securities)

Tomas Haagen

General Counsel
Novo Nordisk A/S
Novo Allé, DK- 2880, Bagsvaerd

Denmark

Telephone: +45 4444 8888

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

William H. Aaronson Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
3,234,126,302.44	299,803.51

*	Solely for the purpose of calculating the filing fee, the underlying value of the transaction was calculated based on the sum of (a) the product of 75,849,396 shares of common stock (calculated as 78,129,378 shares of common stock issued and outstanding less 2,279,982 shares of common stock owned by Novo Nordisk A/S) and $38.25 per share; (b) the product of 13,418,179 shares of common stock underlying outstanding options and $21.61, which is the difference between $38.25 and the weighted average exercise price of $16.64 per share of the underlying outstanding stock options; (c) the product of 1,122,093 shares of common stock underlying outstanding restricted stock unit awards and $38.25 per share. The calculation of the filing fee is based on information provided by the Company as of November 22, 2021.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2022, issued August 23, 2021 and effective October 1, 2021, by multiplying the transaction value by 0.0000927.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$299,803.51	Filing Party:	NNUS New Research, Inc. and Novo Nordisk A/S
Form or Registration No.:	Schedule TO-T	Date Filed:	November 24, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 24, 2021 (together with any subsequent amendments and supplements thereto, the “Schedule TO”), by NNUS New Research, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Novo Nordisk A/S, a Danish aktieselskab (“Parent”), and Parent. The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Dicerna Pharmaceuticals, Inc., a Delaware corporation (the “Company”), at a purchase price of $38.25 per Share, net to the holder in cash, without interest and subject to any withholding of taxes, upon the terms and subject to the conditions described in the Offer to Purchase dated November 24, 2021 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”), which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

ITEMS 1 THROUGH 9; AND ITEM 11.

The information set forth in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

“The Offer expired at 5:00 p.m., Eastern Time, on December 27, 2021. The Depository advised Purchaser that, as of the expiration of the Offer, a total of 64,946,526 Shares were validly tendered and not validly withdrawn, representing approximately 82.6% of the Shares outstanding as of the expiration of the Offer.

As of the expiration of the Offer, the number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the Minimum Condition, and all other conditions to the Offer were satisfied or waived. Immediately after the expiration of the Offer, Purchaser irrevocably accepted for payment, and will promptly (and in any event within three business days) pay for, all Shares tendered and not validly withdrawn pursuant to the Offer.

Parent and Purchaser completed the acquisition of the Company on December 28, 2021 by consummating the Merger pursuant to the Merger Agreement without a vote of the Company shareholders in accordance with Section 251(h) of the DGCL. At the effective time of the Merger, each outstanding Share (other than (i) Shares held by the Company (or held in the treasury of the Company), (ii) Shares held by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent and (iii) Shares held by stockholders who were entitled to appraisal rights under Section 262 of the DGCL and properly exercised and perfected their respective demands for appraisal of such Shares in the time and manner provided in Section 262 of the DGCL and, as of the effective time of the Merger, had neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL) were converted into the right to receive $38.25, in cash, without interest.

Following consummation of the Merger, the Shares will be delisted and will cease to trade on Nasdaq. Parent and Purchaser intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of the Company’s reporting obligations under the Exchange Act as promptly as practicable.

ITEMS 12. EXHIBITS

Index No.
(a)(5)(C)*	Press Release issued by Parent, dated December 28, 2021.

________________

*       Filed herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 28, 2021

NNUS NEW RESEARCH, INC.

By:	/s/ Ulrich Christian Otte
	Name:	Ulrich Christian Otte
	Title:	President

NOVO NORDISK A/S

By:	/s/ Karsten Munk Knudsen
	Name:	Karsten Munk Knudsen
	Title:	Executive Vice President and Chief Financial Officer